

March 17, 2022

Troy Levy
President
Tropical Racing Inc
1740 Grassy Springs Road
Versailles, Kentucky 40383

> **Re: Tropical Racing Inc**
> **Post-qualification Amendment No. 1 to Form 1-A**
> **Filed on March 11, 2022**
> **File No. 024-11454**

Dear Mr. Levy:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services